

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 2, 2006

Francis A. Contino
Chief Financial Officer
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152

>   **Re: McCormick & Company, Incorporated**
>   **Form 10-K for Fiscal Year Ended November 30, 2005**
>   **Filed January 27, 2006**
>   **Form 10-Q for Fiscal Quarters Ended February 28, 2006**
>   **Filed April 6, 2006**
>   **File No. 1-14920**

Dear Mr. Francis A. Contino:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2005

Controls and Procedures, page 10

Disclosure Controls and Procedures, page 10

1.   We note that management has established and maintains a system of disclosure controls and procedures "to provide reasonable assurances." Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable

assurance level or otherwise advise. Please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

Internal Control over Financial Reporting

2.   Please disclose whether or not you had any change in your internal control over financial reporting as required by Item 308(c) of Regulation S-K.

Financial Statements

Consolidated Statement of Cash Flows, page 40

3.   We note that you have included the subtotal "net income from continuing operations" as a component subtotal in your reconciliation of net income to cash provided by operating activities. We do not believe this presentation is contemplated by paragraph 21 of SFAS 95, which states that "Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income."   Please revise your presentation to comply with SFAS 95 or provide reference to the accounting literature you are relying on in support of your presentation.

Note 1 Summary of Significant Accounting Policies, page 42

General

4.   We note your disclosure on page 33 indicating that you manage volatility of raw material costs by purchasing raw material for future delivery and through customer price adjustments. Please tell us whether or not you are relying on the scope exceptions identified in paragraph 10(b) of SFAS 133 with respect to accounting for your purchases of raw materials for future delivery. If applicable, please provide support for your accounting under this literature. Also refer to paragraph 4 of SFAS 138.

Consolidation

5.   We note from your disclosure on page 44 that you adopted FIN 46 in the fourth quarter of 2003. Please expand your disclosure under this heading to address your policy of consolidation for entities in which you hold a variable interest.

Inventories

6.   Please expand your disclosure to address the nature of the cost elements included in inventory to comply with Rule 5-02.6.(b) of Regulation S-X.

Goodwill and Other Intangible Assets

7.   Please expand your disclosure to explain how you determine goodwill impairment under paragraphs 19 and 20 of SFAS 142. In this regard, please revise your disclosure so that it is clear what you mean by your statement that "Impairment assessments for goodwill are done at the reporting unit level." In addition, describe your impairment assessment approach for your indefinite-lived intangible assets separate from that of goodwill.

Revenue Recognition

8.   We note from your disclosure on page 34 that your consumer business sells products by entering into annual or multi-year contracts with your customers. Please expand your disclosure under this heading to describe how you apply your revenue recognition principles to these specifically identified sales contracts.

Note 2 Acquisitions, page 44

9.   We note your acquisition of Silvo and Zatarain's in fiscal years 2004 and 2003 respectively. Please expand your disclosures to include a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the entity at the acquisition along with the supplemental pro forma disclosure of revenues, net income and earnings per share, or tell us why you believe this guidance would not apply. Refer to paragraphs 51, 54 and 55 of SFAS 141.

Note 12. Stock-Based Compensation Plans, page 53

10.   We note your disclosure regarding your ESPP which enables employees to purchase non-voting common stock at the lower of the stock price at grant date or exercise date. Please expand your disclosure to clarify how you account for these options with variable terms.

Note 15. Commitments and Contingencies, page 53

11.   We note from your disclosure that you are a party to various legal proceedings and claims. Please expand your disclosure to conclude using terms defined in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms.

Note 16 Business Segments and Geographic Areas, page 54

12.   We note your disclosure indicating that you do not allocate jointly utilized assets
        by segment for internal reporting or resource allocation purposes and therefore
        have disclosed assets and corresponding depreciation and capital costs in the
        aggregate. We further note that you have reported segment profits inclusive of
        depreciation expense derived from the underlying segment assets. Please provide
        the facts and circumstances surrounding your conclusion that the presentation of
        total assets for each reportable segment may be properly excluded from your
        disclosure. Additionally, please explain how you have allocated goodwill on a
        segment basis.

Exhibits 31.1 and 31.2

13.   We note that the wording of your certifications pursuant to Section 302 of the
        Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the
        Act. In this regard, there is no provision for your certifying officer to identify the
        position held with the Company in the first line of the certification. Please refer
        to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of
        2002 – Frequently Asked Questions, located on our website at the following
        address:

        http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

        Also, please reference to Item 601(b)(31) of Regulation S-K for the exact text of
        the required Section 302 certification, and amend your exhibits as appropriate.

Form 10-Q for Fiscal Quarter Ended February 28, 2005

14.   Please revise your interim report on Form 10-Q as necessary to comply with all
        applicable comments written on your annual report above. As applicable, your
        revisions should include enhanced disclosure to MD&A, the financial statements,
        and notes to the financials statements based on principles underlying the
        comments.

Note 3 Special Charges, page 11

15.   We note the disclosure in your Forms10-K and 10-Q indicating that the Board of
        Directors approved a restructuring plan in November 2005 estimated to total
        between $130-$150 million. We further note that you recorded $10.7 million of
        charges in the fourth quarter of 2005 and $33.4 million in the first quarter of 2006
        as a result of actions taken under the restructuring plan. Given the increase in the

amount recorded for your restructuring activity, please provide the reconciliation disclosure required by paragraph 20(b)(2) of SFAS 146. In addition, please explain why a liability was not incurred during the fiscal year ended November 30, 2005 for the charges reported during the three months ended February 28, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719, or in his absence Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief